SCMP GROUP

82-3327

NEWSPAPER RETAIL

Direct Line (852) 2680 8805 Direct Fax (852) 2680 8860

BY REGISTERED POST

02060664

6 December 2002

Exemption No. 33-51010

SUPPL

02 DEC 17 AM 11:01

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Dear Sirs

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Change in Directorate

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Yours sincerely,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

dlw 12/26

Enclosure

VL/vc

CoSec\SecDoc\Dir Resign\announcement distribution list

South China Morning Post

6 December 2002

Business P.6

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

Announcement

The Board of Directors (the "Board") of SCMP Group Limited (the "Company") announces that Mr. Chye Kuok Khoon Ho resigned as Director of the Company with effect from 5 December 2002. The Board would like to take this opportunity to record a note of special thanks and appreciation to Mr. Chye Kuok for all his effort and contribution during his tenure as Director of the Company.

On behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 5 December 2002

* *For identification purpose only*

Ming Pao Daily News

6 December 2002

B4

SCMP Group Limited

SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

公　佈

SCMP集團有限公司(「本公司」)董事會(「董事會」)宣佈，郭孔輔先生於二零零二年十二月五日辭任本公司董事。董事會謹藉此機會就郭先生於擔任本公司董事期間所作出的一切努力及貢獻致以衷心謝意。

代表董事會
主席
郭孔演

香港，二零零二年十二月五日

* 僅供識別